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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS


                        Filed under Section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended



                              IES New Zealand Limited
                          1st Floor, 87 Hurstmere Road
                             Takapuna, Auckland 1309
                                   New Zealand
                -------------------------------------------------
                        (Name of foreign utility company)







                               IES Industries Inc.
                ------------------------------------------------
                   (Name of filing company if filed on behalf
                          of a foreign utility company)





                The Commission is requested to mail copies of all communications relating to this Notification to:


                              Stephen W. Southwick
                   Vice President, General Counsel & Secretary
                               IES Industries Inc.
                              200 First Street S.E.
                            Cedar Rapids, Iowa 52401

                                 M. Douglas Dunn
                         Milbank, Tweed, Hadley & McCloy
                             1 Chase Manhattan Plaza
                          New York, New York 10005-1413






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         IES Industries Inc. ("IES"), an Iowa corporation, acting on behalf of
IES New Zealand Limited ("IES New Zealand"), a New Zealand corporation and a wholly-owned subsidiary of IES, hereby notifies the Securities and Exchange Commission (the "Commission") that IES New Zealand is, and hereby claims status as, a foreign utility company ("FUCO") within the meaning of Section 33 of the Public Utility Holding Company Act of 1935, as amended.

Item 1.  Name, Business, Address, Facilities and Ownership.
-------  --------------------------------------------------

         The name and business address of the company claiming FUCO status is IES New Zealand Limited, 1st Floor, 87 Hurstmere Road, P.O. Box 33-1247, Takapuna, Auckland 1309, New Zealand.

         IES New Zealand currently owns approximately nine percent of the common stock of Powerco Limited ("Powerco"), a New Zealand utility company whose business address is 151 St. Hill Street, Wanganui, New Zealand. Powerco serves approximately 80,000 electric and 20,000 gas customers in the Wanganui area of New Zealand. IES New Zealand also currently owns approximately nine percent of the common stock of Central Power Limited ("Central Power"), a New Zealand utility company whose business address is 400 Church Street, Palmerston North, New Zealand. Central Power, an electric distribution company, serves approximately 51,000 customers in the Palmerston North area of New Zealand. IES Investments Inc., an Iowa corporation which is a wholly-owned subsidiary of IES Diversified Inc. ("Diversified"), has a $10 million loan outstanding to a New Zealand company which is secured by stock options of the borrower company. The borrower company, in turn, owns less than ten percent of the common stock of Powerco.

         IES New Zealand currently does business only through its ownership of the common stock of the New Zealand companies, and it is anticipated that any future acquisition would likewise be only in New Zealand or Australia. It partially owns and operates facilities that are not located in any State in the United States of America (the "United States") and that are used for the generation, transmission, or distribution of electric energy. IES New Zealand will not derive any part of its income from the generation, transmission, or distribution of electric energy for sale within the United States.

Item 2   Domestic Associate Public-Utility Companies of IES New Zealand and
------   ------------------------------------------------------------------
         their Relationship to IES New Zealand.
         --------------------------------------

         IES New Zealand is a wholly-owned subsidiary of IES International Inc. ("International"), an Iowa corporation and a holding company for certain of the international non-utility subsidiaries of IES. International is a wholly-owned subsidiary of Diversified, which serves as the holding company for



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substantially all of the non-utility businesses of IES. Diversified is a wholly-owned subsidiary of IES.

         IES Utilities Inc. ("Utilities"), an Iowa corporation engaged primarily in providing electric energy, natural gas and, to a limited extent, steam used for heating and industrial purposes, is a public utility associate company of IES New Zealand. IES owns all of the issued and outstanding shares of common stock of Utilities. At present, apart from its affiliation to IES, Utilities has no relationship with IES New Zealand. If Interstate Services, Inc. ("Services") is formed as described in the Form U-1 in File No. 70-8891 of the Commission, Services may also perform services for New Zealand and its subsidiaries in accordance with the rules and regulations, if applicable, of the Iowa Utilities Board ("IUB") and the Commission.

Exhibit A:  State certification.
---------  ---------------------

         Attached as Exhibit A is a letter from the IUB dated July 29, 1994, certifying that it has the authority and resources to protect ratepayers subject to its jurisdiction with respect to IES New Zealand. The IUB is the only state commission that has retail rate jurisdiction over IES.


















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                                    SIGNATURE


         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.




                                             IES Industries Inc.


                                             By:/s/ Stephen W. Southwick
                                                 ----------------------------
                                                 Stephen W. Southwick
                                                 Vice President, General Counsel
                                                   & Secretary



Date:  November 20, 1997



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